UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) ("SFL" or the "Company"), dated May 13, 2020, announcing that the Company has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) in connection with an “at the market” offering program (the “Program”) pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date:	May 29, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Announces Filing of $100 Million At the Market Program

Press release from SFL Corporation Ltd., May 13, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) in connection with an “at the market” offering program (the “Program”) pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share.

The Company believes it has a strong balance sheet with more than $200 million in available liquidity at the end of the first quarter of 2020.  The Program, which is effective for up to approximately 36 months, may be utilized at the Company’s discretion from time to time.  The Company is not obliged to offer and sell any of its common shares under the Program.  The Company intends to use the net proceeds from the Program, if any, for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the SEC on the date hereof. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from BTIG, LLC, Attention: ATM Trading Desk, 65 East 55th Street, New York, NY 10022, or by telephone at +1 212 593 7555 or by email at btigusatmtrading@btig.com

May 13, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President & Chief Treasurer, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL Corporation Ltd. (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.